                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)


                                LOGICVISION, INC.
                                -----------------
                                (Name of Issuer)


                         Common Stock, par value $.0001
                         ------------------------------
                         (Title of Class of Securities)


                                    54140W107
                                    ---------
                                 (CUSIP Number)


                                December 31, 2001
                                -----------------
               (Date of Event which Requires Filing of Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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------------------------------------------------------------------------------
  CUSIP No. 54140W107
------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS:    Vinod K. Agarwal

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      CITIZENSHIP OR PLACE OF ORGANIZATION              Canada
 4

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                          SOLE VOTING POWER             1,085,000 shares*
                     5
     NUMBER OF
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER           None
   BENEFICIALLY      6
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER        1,085,000 shares*
                     7
    REPORTING
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER      None
       WITH          8

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY                     1,085,000 shares*
 9    OWNED BY EACH REPORTING PERSON

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)             7.0%
11

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)       IN
12

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* Includes 585,000 shares beneficially owned pursuant to stock options exercisable within 60 days of December 31, 2001.

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Item 1(a) Name of Issuer:

        LogicVision, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

        101 Metro Drive, Third Floor, San Jose, CA 95110

Item 2(a) Name of Person Filing:

        Vinod K. Agarwal

Item 2(b) Address of Principal Business Office or, if none, Residence:

        101 Metro Drive, Third Floor, San Jose, CA 95110

Item 2(c) Citizenship:

        Canada

Item 2(d) Title of Class of Securities:

        Common Stock, $.0001 par value

Item 2(e) CUSIP Number:

        54140W107

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

        (a) [_] Broker or Dealer registered under Section 15 of the Act

        (b) [_] Bank as defined in section 3(a)(6) of the Act

        (c) [_] Insurance Company as defined in section 3(a)(19) of the Act

        (d) [_] Investment Company registered under section 8 of the Investment Company Act of 1940

        (e) [_] Investment Adviser in accordance with Section
            240.13d-1(b)(1)(ii)(E)

        (f) [_] An employee benefit plan or an endowment fund in accordance with
            Section 240.13d-1(b)(1)(ii)(F)

        (g) [_] Parent holding company or control person in accordance with
            Section 240.13d-1(b)(ii)(G)

        (h) [_] A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act

        (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

        (j) [_] Group, in accordance with Section 240.13d-1(b)(ii)(J)

        Not applicable.

Item 4. Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a) Amount beneficially owned: 1,085,000 shares of Common Stock.

        (b) Percent of class: 7.0%. The calculation of percentage of beneficial ownership was based on 14,872,411 shares of Common Stock outstanding as of December 31, 2001.

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         (c) Number of shares as to which the person has:

            (i) Sole power to vote or to direct the vote: 1,085,000 shares, which includes 585,000 shares beneficially owned pursuant to stock options exercisable within 60 days of December 31, 2001.

            (ii) Shared power to vote or to direct the vote: None.

            (iii) Sole power to dispose or to direct the disposition of:
         1,085,000 shares, which includes 585,000 shares beneficially owned pursuant to stock options exercisable within 60 days of December 31, 2001.

            (iv) Shared power to dispose or to direct the disposition of: None.

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certifications

         Not applicable.

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Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: February 12, 2002.




                                   By           /s/ Vinod K. Agarwal
                                     -------------------------------------------
                                                  Vinod K. Agarwal